FOR IMMEDIATE RELEASE

For More Information Contact:

MEDIA CONTACTS:
Elan Davia B. Temin or Brian McGlynn Ph: 212 407 5740 or Jim Milton Ph: 353-1-498-0300	Biogen Idec Amy Brockelman Ph: 617 914 6524
INVESTOR CONTACTS:
Elan Emer Reynolds Ph: 353 1 709 4000 800 252 3526	Biogen Idec Oscar Velastegui Ph: 617 679 2812

TYSABRI® PHASE III INDUCTION TRIAL IN CROHN'S DISEASE MEETS PRIMARY ENDPOINT

TYSABRI Induced Statistically Significant Response and Remission in Patients with Active Disease

Study Showed Reduction in Signs and Symptoms of Crohn's Disease

Ongoing Safety Evaluation Remains on Track

DUBLIN, Ireland and CAMBRIDGE, MA, June 30, 2005—Elan Corporation, plc and Biogen Idec announced today that ENCORE, the second Phase III induction trial of TYSABRI® (natalizumab) for the treatment of moderately to severely active Crohn’s disease (CD) in patients with evidence of active inflammation, met the primary endpoint of clinical response as defined by a 70 point decrease in baseline Crohn’s Disease Activity Index (CDAI) score at both weeks 8 and 12.

In addition, ENCORE met all of its secondary endpoints including clinical remission at both weeks 8 and 12. Clinical remission was defined as achieving a CDAI score of equal to or less than 150 at both weeks 8 and 12.

There were no notable differences in the overall rates of adverse events or serious adverse events between the TYSABRI and placebo treatment groups. The most common adverse events seen in the trial were headache, nausea, abdominal pain and nasopharyngitis.

On February 28, 2005, Elan Corporation, plc and Biogen Idec announced that they voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials. This decision was based on reports of progressive multifocal leukoencephalopathy (PML), a rare and potentially fatal, demyelinating disease of the central nervous system. Elan and Biogen Idec’s comprehensive safety evaluation concerning TYSABRI and any possible link to PML is ongoing. At the time of the dosing suspension, all ENCORE study patients had completed dosing based on the study protocol and collection and analysis of data followed.

The full data from ENCORE, including further sub-analysis of response and remission rates as well as clinical effect at other time points, effect on inflammatory markers and quality of life data will be presented at an upcoming medical meeting.

“The results of the ENCORE study are encouraging because patients treated with TYSABRI achieved a significant improvement in symptoms of this devastating, chronic immune disease,” said Lars Ekman, MD, executive vice president and president, Research and Development, Elan. “Patient safety remains our top priority. We plan to share the data from ENCORE and our other Phase III TYSABRI Crohn’s studies with the FDA and other regulatory agencies to determine the appropriate path forward for TYSABRI as a potential new treatment option for this underserved patient population.”

“These data provide further evidence of the benefit of TYSABRI in treating immune-mediated diseases. We are committed to a thorough safety evaluation so we can better define the benefit-risk profile of TYSABRI. We hope to have findings from the evaluation by the end of the summer,” said Burt Adelman, MD, executive vice president, Development, Biogen Idec.

The ENCORE Study

ENCORE was a Phase III, international, double-blind, placebo-controlled study of 510 patients at 114 sites to evaluate the safety and efficacy of intravenous TYSABRI in patients with moderately to severely active Crohn’s disease (based on a confirmed diagnosis of CD and a CDAI score of > 220 and < 450) and evidence of active inflammation (as evidenced by elevated C-reactive protein (CRP) levels of CRP > 2.87 mg/l, the upper limit of normal). Patients were randomized 1:1 to treatment with TYSABRI (300mg) or placebo infusions at weeks 0, 4, and 8. Efficacy and safety assessments were performed at weeks 4, 8 and 12, and the study remains ongoing for safety follow-up.

About TYSABRI

Elan and Biogen Idec are collaborating equally on the development of TYSABRI in MS, Crohn's disease, and rheumatoid arthritis. On February 28, 2005, Biogen Idec and Elan announced that they voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials. Worldwide regulatory agencies are being kept informed of developments related to TYSABRI.

About Crohn’s Disease

Approximately one million people worldwide have Crohn's disease, a chronic and progressive inflammatory disease of the gastrointestinal tract, which commonly affects both men and women. The disease usually causes diarrhea and crampy abdominal pain, often fever, and at times rectal bleeding. Loss of appetite and weight loss also may occur. Complications include narrowing of the intestine, obstruction, abscesses, and fistulas (abnormal channels connecting the intestine and other organs, including the skin), malnutrition and decreased growth rate in children.

About Elan

Elan Corporation (NYSE: ELN), plc is a neuroscience-based biotechnology company. We are committed to making a difference in the lives of patients and their families by dedicating ourselves to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

About Biogen Idec

Biogen Idec (NASDAQ: BIIB) creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.

Safe Harbor/Forward Looking Statements

This press release contains forward-looking statements regarding the potential for TYSABRI. These statements are based on the companies’ current beliefs and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially. There is no assurance, for example, that all experiences with TYSABRI will be the same or that the potential for TYSABRI will not be affected by unexpected new data or technical issues. The is no assurance that PML is not caused by TYSABRI, that there are not or will not be more PML cases or other serious adverse events associated with TYSABRI or that we will be able to gain sufficient information to fully understand the risks associated with TYSABRI. There is also no assurance that the companies will be able to resume marketing and sales of TYSABRI in any indication. For more detailed information on the risks and uncertainties associated with TYSABRI and the companies’ drug development and other activities, see the periodic and other reports of Biogen Idec Inc. and Elan Corporation, plc filed with the Securities and Exchange Commission. The companies assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

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